

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 8, 2022**
> **File No. 333-264073**

Dear Mr. Britt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 30, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-1 filed September 8, 2022

Cover Page

1. We note your response to prior comment one and reissue in part. We note the disclosure that the Warrants will be subject to redemption at the option of the Company at any time which they are exercisable and prior to their expiration at the price of $0.01 per share "and subject to certain other conditions set forth in the Warrants." Please revise to disclose on the cover page, or at another appropriate section, the "conditions" for redemption set forth in the Warrants. If there are no other conditions, please clarify your disclosure.

 You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc: Peter Hogan, Esq.